Filed by R.J. Reynolds Tobacco Holdings, Inc.
pursuant to Rule 425 under the Securities Acto of 1933
and deemed filed under Rule 14a-12 of the Securities Act of 1934

Subject Company: R.J. Reynolds Tobacco Holdings, Inc.
Commission File No. 001-6388

P.O. Box 2866
Winston-Salem, NC 27102-2866

Contact:	Maura Payne — RJR (336) 741-6996 office (336) 829-9024 cell	David Betteridge — BAT 011-44-20-7845-2888 (24 hrs) Ralph Edmondson — BAT 011-44-20-7845-1180	RJRTH 2004-11

FTC Clears Proposed Combination of R.J. Reynolds Tobacco Co. and Brown & Williamson Corp.

WINSTON-SALEM, N.C. – June 22, 2004 – R.J. Reynolds Tobacco Holdings, Inc. (NYSE: RJR) and British American Tobacco p.l.c. (AMEX: BTI) today confirmed that the U.S. Federal Trade Commission has closed its investigation and will not challenge the companies’ plan to combine R.J. Reynolds Tobacco Co. (RJRT) and the U.S. business of Brown & Williamson Tobacco Corp. (B&W).

The agreement to combine RJRT and B&W’s U.S. business provides for establishing a new publicly traded holding company called Reynolds American Inc. In addition, Reynolds American Inc. will pay $400 million in cash to acquire Lane Limited, which manufactures several cigar, roll-your-own and pipe tobacco brands and distributes Dunhill tobacco products.

The FTC commissioners’ unanimous vote marked the completion of the antitrust review process. As the company has previously stated, four key rulings and approvals are necessary to close the transaction: clearance by the FTC, rulings from the U.S. Internal Revenue Service (IRS) regarding the tax-free status of the transaction, clearance by the Securities and Exchange Commission (SEC) of the proxy statement/prospectus for shareholders, and RJR shareholder approval. On June 22, 2004, the companies received favorable private-letter rulings from the IRS, establishing that the transaction will be tax-free to RJR shareholders and B&W’s parent company, British American Tobacco p.l.c. (AMEX: BTI).

RJR will issue a press release when it files an amended registration statement with the SEC on Form S-4 containing the proxy statement/prospectus for RJR shareholders, which will include the date of a special shareholder meeting. The companies expect the transaction to close by the end of July.

“We are pleased with the FTC decision, which allows our proposed business combination to proceed as planned,” said Andrew J. Schindler, chairman and CEO of R.J. Reynolds Tobacco Holdings. “The combination of RJRT and B&W’s U.S. business, and the acquisition of Lane Limited, mark an extremely positive step for RJR shareholders. The creation of Reynolds American Inc. and the combination of RJRT and B&W will enable us to achieve tremendous efficiencies, and will greatly enhance the combined companies’ ability to compete effectively in the U.S. marketplace. The combination is expected to be accretive to earnings, and improve shareholder value. We estimate the combination of the companies will generate at least $500 million in synergies once full integration is complete – which we expect will be about 18 to 24 months after the deal closes.”

“I am delighted that the uncertainty over the planned merger is now largely over,” said Martin Broughton, chairman of British American Tobacco. “The creation of Reynolds American will give the Group a 42 percent share in a stronger and more sustainable business, while improving both our earnings per share and our cash flow in the first full year following completion. It’s a great deal for everybody and will have been worth the wait.”

Reynolds Tobacco is the second-largest U.S. cigarette manufacturer and marketer. RJRT’s key brands include Camel, Salem, Winston and Doral. Brown & Williamson is the third-largest domestic cigarette company. B&W’s brands include KOOL, Pall Mall, Lucky Strike and Misty.

Forward-Looking Information

Statements included in this news release which are not historical in nature are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding RJR’s future performance and financial results include risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks include the substantial and increasing regulation and taxation of the cigarette industry; various legal actions, proceedings and claims relating to the sale, distribution, manufacture, development, advertising, marketing and claimed health effects of cigarettes that are pending or may be instituted against RJR or its subsidiaries; the substantial payment obligations and limitations on the advertising and marketing of cigarettes under various litigation settlement agreements; the continuing decline in volume in the domestic cigarette industry; competition from other cigarette manufacturers, including increased promotional activities and the growth of the deep-discount category; the success or failure of new product innovations and acquisitions; the responsiveness of both the trade and consumers to new products and marketing and promotional programs; any potential costs or savings associated with realigning the cost structure of RJR and its subsidiaries; the ability to achieve efficiencies in manufacturing and distribution operations without negatively affecting sales; the cost of tobacco leaf and other raw materials and commodities used in products; the effect of market conditions on the performance of pension assets, foreign currency exchange rate risk, interest rate risk and the return on corporate cash; and the ratings of RJR securities. In addition, RJR can give no assurance that the proposed formation of Reynolds American Inc., the combination of RJRT and the U.S. assets, liabilities and operations of B&W, and the related transactions, will be consummated, or if consummated, that any expectations relating thereto will be realized. Factors that could affect whether these transactions are consummated include obtaining clearance by the SEC, the approval of RJR shareholders, and the satisfaction or waiver of certain other conditions. Due to these uncertainties and risks, undue reliance should not be placed on these forward-looking statements, which speak only as of the date of this news release. Except as provided by federal securities laws, RJR is not required to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where To Find It

Reynolds American Inc., the holding company formed in connection with the proposed business combination, has filed a registration statement on Form S-4 that includes a preliminary proxy statement/prospectus and other relevant documents in connection with the proposed business combination. When the registration statement becomes effective, a final proxy statement/prospectus and other relevant documents will be mailed to RJR shareholders. INVESTORS AND SECURITY HOLDERS OF RJR ARE URGED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Documents filed by RJR and Reynolds American Inc. with the SEC can be found at the SEC’s Web site at www.sec.gov. Once available, free copies of the final prospectus/proxy statement, as well as RJR’s and Reynolds American Inc.’s related filings with the SEC, also may be obtained from RJR by directing a request to R.J. Reynolds Tobacco Holdings, Inc. at P.O. Box 2866, Winston-Salem, NC 27102-2866, Attn.: Office of Investor Relations, or by telephone at (336) 741-5165 or on RJR’s Web site, www.RJRHoldings.com.

Interests of Participants

RJR, its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from RJR shareholders in favor of the proposed business combination. A description of the interests of the directors and executive officers of RJR is set forth in the prospectus/proxy statement and the other relevant documents filed with the SEC.

R.J. Reynolds Tobacco Holdings, Inc. is the parent company of R.J. Reynolds Tobacco Company and Santa Fe Natural Tobacco Company, Inc. R.J. Reynolds Tobacco Company is the second-largest tobacco company in the United States, manufacturing about one of every five cigarettes sold in the United States. Reynolds Tobacco’s product line includes four of the nation’s 10 best-selling cigarette brands: Camel, Winston, Salem and Doral. Santa Fe Natural Tobacco Company, Inc. manufactures Natural American Spirit cigarettes and other tobacco products, and markets them both nationally and internationally. Copies of RJR’s news releases, annual reports, SEC filings and other financial materials are available on the company’s website, www.RJRHoldings.com.

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